UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of October, 2003

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----



     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

[LOGO - TELEVISA]                                             PRESS RELEASE
                                                      FOR IMMEDIATE RELEASE


              THE PRESIDENT OF MEXICO ISSUED DECREE PROVIDING
                FISCAL STIMULUS FOR PAY TELEVISION COMPANIES


Mexico City, October 30, 2003-- Grupo Televisa, S.A. (NYSE:TV; BMV: TLEVISA
CPO) announced that the President of Mexico published today a decree in the official Mexican Gazette, that grants a fiscal stimulus for pay-television companies equivalent to 100% of the special telecommunications tax (excise tax). The decree becomes effective November 1, 2003.

This decree will benefit Grupo Televisa's pay-television operations, including Empresas Cablevision, S.A. de C.V., the company's Cable Television segment, as well as Innova, S. de R.L. de C.V., the non-consolidated business of Televisa that provides Direct-to-Home satellite television services, under the SKY brand name.

The Ministry of Finance and Public Credit will issue rules for the implementation of the decree.

Grupo Televisa S.A., is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, paging services, feature film production and distribution, dubbing, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States.

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Key Information - Forward-Looking Statements" in the Company's Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                    ###

CONTACTS:
   INVESTOR RELATIONS:
      Michel Boyance / Alejandro Eguiluz
      Grupo Televisa, S.A.
      Av. Vasco de Quiroga No. 2000
      Colonia Santa Fe
      01210 Mexico, D.F.
      (5255) 5261-2000